Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

March 6, 2023.

Item 3	News Release

A news release was issued by Greenbrook on March 6, 2023 through the facilities of PR Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On March 6, 2023, Greenbrook announced that it is embarking on a comprehensive restructuring plan that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On March 6, 2023, Greenbrook announced that it is embarking on a comprehensive restructuring plan (the “Restructuring Plan”) that aims to strengthen the Company by leveraging its scale to further reduce complexity, streamlining its operating model and driving operational efficiencies to achieve profitability.

As part of this Restructuring Plan, the Company plans to decrease its operating footprint by closing 50 treatment centers (each, a “TMS Center”) through April 20, 2023, allowing management to focus on the remaining 133 TMS Centers, which have generated approaching 90% of the Company’s total revenue in Q4 2022. The remaining TMS Centers will continue clinical offerings of Transcranial Magnetic Stimulation (“TMS”) and a select and growing number of TMS Centers will continue offering Spravato® therapy. These changes also include a workforce reduction that is expected to impact approximately 20-25% of the Company’s current staff.

This Restructuring Plan is intended to fortify the Company’s path to achieve sustainable profitability and long-term growth. Together, these reductions to the Company’s footprint, headcount and operating expenses are estimated to result in cost savings of between US$22 million and US$25 million on an annualized run-rate basis when fully implemented. Restructuring and related charges associated with these actions are estimated to be in the range of US$1 million to US$2 million and are expected to be substantially incurred by the end of 2023.

The Restructuring Plan is aimed at focusing operations to the Company’s most profitable TMS Centers across the United States, streamlining of patient engagement and delivery of care while reducing facility and logistical overhead. The Restructuring Plan is also expected to enable Greenbrook to concentrate marketing spend for more effective outreach, while continuing to serve patients in all of its current core markets more efficiently through reduced staffing requirements, all without compromising quality of care.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item 9	Date of Report

March 7, 2023.

Cautionary Note Regarding Forward-Looking Information

Certain information in this material change report, including statements regarding the Restructuring Plan, such as statements related to the expected benefits of and timing of completion of the Restructuring Plan, and the expected costs and charges associated therewith, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the Company’s ability to satisfy cash requirements necessary to operate its business and remain in compliance with its credit facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.